Exhibit (d)(6)

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277 (704) 501-1100 •
FAX (704) 501.1190

October 7, 2010

CONFIDENTIAL

Hawk Corporation

c/o Hiter Harris, Bill Roman & Patrick McNulty

Harris Williams & Co.

2 International Place, 24th Floor

Boston, MA 02210

Re: Hawk Corporation

Dear Messrs. Harris, Roman and McNulty:

Thank you for your telephone call to us today in which you outlined the requirements of the Special Committee of the Board of Hawk Corporation (the “Company”) for moving ahead with Carlisle Companies Incorporated (“Carlisle”) on our contemplated acquisition of the Company.

We understand that, based on the proposal we delivered to you on September 29, 2010 (the “Proposal”), including the mark-up of the proposed form of Agreement and Plan of Merger supplied to your legal advisors on September 27, 2010, and with an increase in the all-cash purchase price to $50.00 per share, the Company is prepared to proceed immediately with the final negotiation of the Agreement and Plan of Merger with Carlisle and to immediately provide Carlisle with access to the confirmatory due diligence materials described in the Proposal, with the objective of executing a definitive agreement by October 14, 2010.

Subject to the Company’s acceptance of the terms and conditions set forth below, we are prepared to proceed as outlined above, including an increase in the all-cash purchase price to $50.00 per Class A common share on a fully diluted per share basis (assuming 8,369,983 Common A shares and options outstanding on the date of closing).(1) All other terms and conditions of our Proposal remain in effect.

In order to induce Carlisle to complete the confirmatory due diligence and acknowledging that Carlisle is relying upon the same, the Company shall, and shall cause each of its Representatives (as defined below) to, negotiate exclusively with Carlisle with respect to the transaction contemplated by the Proposal from the execution of this letter until 9:00 a.m., Eastern Time, October 15, 2010 (such period being referred to herein as the “Exclusivity Period”).  Accordingly, during the Exclusivity Period, the Company (i) shall not, and shall not permit any

(1) We have assumed that, as a condition to the tender offer, the Series D preferred shares outstanding would be redeemed by the Company in accordance with their terms immediately prior to the takedown of the Common A shares in the tender offer.

of its subsidiaries or affiliates, or any of its and their respective employees, officers, directors or agents (including without limitation, the Company’s financial advisors, investment bankers, accountants, attorneys and other advisors) (collectively, “Representatives”) to, directly or indirectly, solicit, encourage, initiate, accept or take any other action to facilitate inquiries or proposals from, or participate in any discussions or negotiations with or the furnishing of such information to, any person (other than Carlisle or its Representatives), concerning alternatives to the transaction contemplated by the Proposal, (ii) shall cause each of its subsidiaries and affiliates, and each of its and their respective Representatives to, immediately cease all existing discussions and negotiations, if any, with any person other than Carlisle and its Representatives with respect to the same, and (iii) shall not grant any waiver or release under any standstill agreement with respect to any class of equity securities or property of the Company. Notwithstanding the foregoing, the Exclusivity Period shall immediately cease if Carlisle sends a written notice to the Company that it is terminating negotiations with respect to a proposed transaction.

Except with respect to the immediately preceding paragraph, which shall be binding on the Company and its Representatives, no party shall be under any legal obligation with respect to a proposed transaction, and no proposal or binding commitment of any nature whatsoever shall be implied regarding a transaction, unless and until a definitive written agreement providing for a transaction has been executed and delivered by all applicable parties. Furthermore, this Proposal does not constitute or represent any offer or an announcement or communication of a firm intention to make any offer to acquire Company securities.

Carlisle and the Company agree that this letter shall be confidential and subject to the terms of the Confidentiality Agreement, dated July 30, 2010, between Carlisle and the Company.

We are very excited about the opportunities at Hawk Corporation. If the Company is in agreement with this updated Proposal, please have this letter signed by an authorized representative of the Company and returned to us.

Very truly yours,

/s/ Scott C. Selbach

Scott C. Selbach
Vice President, Corporate Development

This Proposal is accepted this 8th day
of October, 2010.

Hawk Corporation

By:	/s/ Joseph J. Levanduski

Title:	Senior Vice President and CFO